Mail Stop 4561

September 2, 2008

Sun Dongqing
Chief Financial Officer
Great China International Holdings, Inc.
C Site 25-26F Presidential Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China

> **Re:** **Great China International Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-23015**

Dear Ms. Dongqing:

We have reviewed your response letter dated August 21, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1. Please file an Item 4.02 Form 8-K to disclose non-reliance on previously issued financial statements. To the extent management does not intend to file an Item 4.02 Form 8-K, please tell us management's basis for their conclusion.

2. Please tell us whether management has reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2007 in light of the restatement. Please tell us why you did not address this reconsideration and the related conclusions in the filing that contain your restated financial statements. To the extent you have determined that your disclosure controls and procedures were effective as of December 31, 2007 even though you were required to restate, please explain why and what corrective action that has been/will be taken.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief